Exhibit 1

AVICHAY NISSENBAUM JOINS INCREDIMAIL BOARD OF DIRECTORS

TEL-AVIV, Israel, July 13, 2009 – IncrediMail Ltd. (NASDAQ:MAIL), (www.incredimail-corp.com ), an Internet company, today announced the appointment of Avichay Nissenbaum as external director of the Company. Nissenbaum, 43, was approved by shareholders at an extraordinary shareholder meeting of the Company held on July 9, 2009.

Nissenbaum has over 20 years of experience in the software industry, in conjunction with leadership positions in management, sales, business development, marketing, and operations. He is the chief executive officer and co-founder of Yedda.com, an AOL company, and a vice president at AOL. As co-founder and chief executive of Yedda, Inc., Nissenbaum led Yedda.com to become a prominent player in the Internet social search space which led to the acquisition by AOL.

IncrediMail’s CEO, Ofer Adler, commented on the appointed, “The inclusion of Avichay to our board ensures IncrediMail will continue to gain from a diversity of experience and opinions. His internet background and expertise is a significant addition to the broad based expertise in business, finance, project management, already represented on our board.”

Commenting on his new appointment, Avichay Nissenbaum said, “I am very excited to be joining IncrediMail’s Board of Directors and being part of the team that has brought the Company to where it is today. IncrediMail has come a long way in its business model, and I look forward to adding my expertise to further accelerate the success of the business.”

Prior to Yedda, Inc. Nissenbaum co-founded SmarTeam, a market leader in the PLM (Product Lifecycle Management) domain. SmarTeam was subsequently acquired by Dassault Systemes. In addition to his position on IncrediMail’s Board of Directors, Nissenbaum serves as a board member for Winbuyer Ltd., and advises and helps several startups and entrepreneurs.

Avichay has a B.S in Computer Science and a B.A in Economics.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, gain or loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com